

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

June 4, 2009

Mr. Mark W. Harding
President
Pure Cycle Corporation
8451 Delaware Street
Thornton, CO 80260

   Re: Pure Cycle Corporation
     Form 10-K for the Fiscal Year Ended August 31, 2008
     Filed November 14, 2008
     Form 10-Q for Period Ended February 28, 2008
     File No. 0-8814

Dear Mr. Harding:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

           Sincerely,

           H. Christopher Owings
           Assistant Director